SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Itumbiara HPP – Eletrobras Furnas
Paulo Afonso HPP – Eletrobras Chesf
Jupiá LTs – Eletrobras CGT Eletrosul
Tucuruí HPP – Eletrobras Eletronorte

Eletrobras

PRESENTATION OF THE RESULTS

4Q22

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past facts but rather reflect the beliefs and expectations of our management** and may constitute estimates and projections of **future events** pursuant to Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended.
The words "believe", "could", "may", "estimate", "continues", "anticipates", "intends", "expects" and similar words are intended to identify **estimates that involve risks and uncertainties, whether known or not.**

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and commercial conditions** in Brazil and overseas, **variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and pattern of electricity used** by the consumer, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans, existing and future government regulations**, and other risks described in our annual report and other documents registered with the CVM and SEC.

Estimates and projections only refer to the date they were expressed and we assume **no obligation to update any such estimates or projections** due to the occurrence of new information or future events. The future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely exclusively on the information contained herein.**
This material contains **calculations that may not reflect accurate results due to possible rounding.**

MAIN HIGHLIGHTS



Funil HPP – Eletrobras Furnas

Company Highlights in 4Q22

PDV Result

2,494 subscribers
R$1.2 billion estimated cost of the Program
13 months of Estimated Payback
1,026 disconnected until Feb/22
forecast of 1,075 until 04/30 and 393 after 04/30

Special Projects – Regional Funds

Contribution in 2023: R$883 million paid in January/23, updated by the IPCA, :
Revitalization of the São Francisco River (Chesf): R$ 350 million
Decarbonization of the Amazon (Eletronorte): R$ 295 million;
Revitalization of the Furnas Basin (Furnas): 230 million;

Compulsory Loan

Reduction of R$ 1.3 billion in the stock of provisions, with a discount of R$ 563 million, with legal agreement

185th EGM

Jan/2023: shares of companies Chesf, Eletronorte, CGT Eletrosul and Furnas became 100% owned by Eletrobras

Sharebuyback Program

10% of the total outstanding shares, up to 202,111,946 ON and up to 27,552,681 PN
Deadline: 18 months

OUR TRANSFORMATION



Eletrobras

Long-term vision: Eletrobras' strategic guidelines with five pillars


Sustainable growth
Grow in a sustainable and renewable way in transmission, generation and trading in new geographies, business models and technologies
Reference in ESG
Become a local and international benchmark in ESG practices, leading economy decarbonization, seeking excellence in corporate governance and responsibility for the communities
Business Transformation and Resilience
Lead the offer of quality services to customers and ensure the health, safety and development of our employees
Innovation and technology
Pursue solutions that ensure business competitiveness, based on digitalization of operational and corporate processes and adaptability to new technologies

Value creation

Maximize the value generation for shareholders, employees and consumers, assertively contributing to the improvement of the business environment of the country (regulation and sectoral policies)

Vision: Green Major

Eletrobras as a global leader in value creation with renewable and low-emission infrastructure and solutions

Renewable capacity and low emissions:

Eletrobras leading the industry and pushing for more

Increase in renewable capacity in the 4th quarter of 2022 with SAESA (1045MW) and Curua-Una (12MW)[1];

Addition of 876MW related to the exchange of assets with Neoenergia conditioned to the deal closure conditions

42% reduction in intensity of emissions in 2022 due to reduction of thermal dispatch



Not exhaustive
Emission intensity (tCO2e/GWh)
Leadership in renewable generation capacity
Leadership in low emissions
0
200
400
600
0
10
20
30
40
50
Statkraft
Copel
CEMIG
Orsted
Engie Brasil
NextEra
EDP
Reduction of 37tCO2/MWh in relative emissions
52tCO2 /MWh
41GW
Eletrobras 2022
Eletrobras 2021
EDF
Engie
Increase of 1057MW in installed renewable cap.
Iberdrola
Enel
Renewable capacity installed (GW)
Legend:
10 % of renewables in portfolio
Players with focus on Brazil
Green major with global focus

Note: Eletrobras does not include Itaipu and Eletronuclear; 1. In September of 2022, the implementation of the 4th machine of AWE Curua-Una was completed
Source: Sustainability Reports 2021; Eletrobras

Eletrobras

Transformation office has gained traction since its launch

Recap: Launch in Sep/22 to centralize the management of Transformation initiatives orchestrating the execution of different workstreams

Transformation Office has had important achievements in its journey...

40 Transformation initiatives launched, adding up to **+700 relevant deliverables milestones defined**

7 Initiatives **completed by Feb/23**, with **additional 13 to be completed by the end of Mar/23**

36 **Initiatives out of the total of 40 to be completed by the end of the 1st semester of 2023**

... Building on a portfolio of initiatives with short- and medium-term impact

17 of the 40 initiatives with **impact delivery and changes already in the short term** (e.g., conversion of companies into full integrated subsidiaries)

23 of the 40 initiatives with **implementation plans to be translated** into clear initiatives to deliver "impact" (e.g., strategy redesign)

New waves of **initiatives will evolve from planning to implementation with a focus on value capture**

Example of specific deliveries detailed on the next page

Eletrobras

2nd quarter/23
- **New organizational structure and** holding-subsidiaries **governance implemented**
- **Ownership structure issue with SAESA** resolved
- **85% of the PDV completed** (+2100 people)
- PDV 2022 replacement **initiated (832 employees focused on Operations and Maintenance)**
- **1st wave of Procurement Transformation initiatives concluded**
  - Expected Capex reduction of R$200MM (6% de efficiency versus baseline of R$3.6bi)
  - Expected Opex reduction of R$160MM annually (23% efficiency versus baseline of R$0.7bi)

2nd Semester/23
- **Judicial agreements negotiated up to the targeted decrease** of the provision associated with compulsory loans for 2023
- **Long-term strategy for trading** defined
- **2023 SPE Optimization Plan implemented** *(ambition to reach ~31 SPEs in Dec/23 vs. 74 on Dec/22: 27 sales, 7 closures, 5 purchases with incorporations and 4 incorporations)*

Until Dec/22
- ✔ Short-term **strategy for energy trading** approved and implemented
- ✔ **2022 PDV structured** (2500 enrolled in total) 1
- ✔ Discharge of **the 1ª class of the PDV (1000 people)**
- ✔ **New C-Level structure for Eletrobras approved** 2
- ✔ 1st Wave of **compulsory loans negotiations** completed (effect of -R$1.3B on the provision of 4ºQ vs. 3ºQ/22) and Executive Committee created 3
- ✔ R$713MM from the **tax loss balance used**

1st quarter/23
- ✔ Conversion of **companies into full subsidiaries** completed 4
- ✔ **Initial value from the Procurement Transformation realized:** reduction of **+R$120MM in Capex** (9% of efficiency *versus baseline* of R$1.4Bi) and reduction of **+R$80MM annually with OPEX optimization** (38% of efficiency *versus* baseline of R$230MM)
- New **Strategic plan for Eletrobras approved** and released
- **New N-1 structure** named and effective
- **Internal assessment of +500 people** completed
- **2nd and 3rd classes of the PDV 2022** executed (+500 people)

☐ Examples detailed in the next pages ✔ Milestones delivered

Example of initiatives (1/4): PDV 2022 had 2.5k retirees enrolled and will require replacement for 832 employees

~2.5k

retirees enrolled (average age +62 years old and tenure of 33 years at Eletrobras)

R$~1.2B

Spent with dismissals and benefits' costs (9 addit. salaries +R$150k in health insurance and food aid)

832

replacements in operations and maintenance

~1.5k

Headcounts released until Mar/23 (85% of the 2.5k until Apr/23)

R$~95M

monthly payroll cost reduction

~13

months estimated for costs payback

Benefits of PDV 2022:

- **Recognition of the retired** employees of Eletrobras for the years of service
- **Guarantee of operational continuity,** with replacements in critical operational areas
- **Opportunities and training extended for young professionals** to be hired
- **Efficiency improvements** and **revamp of the workforce**

Example of initiatives (2/4): New C-level organizational structure approved and in the process of nominating the executives (until Mar/23)


Board
Audit
CEO
Transformation (CTO)
12 Sustainability
13 Communication
1 COO and operational safety
2 Expansion engineering
3 Trading
4 Strategy and business dev.
5 Regulation & institutional relations
6 Finance and investor relations
7 Governance, risks and compliance
8 Supplies and services
9 People, Management and Culture
10 Legal
11 Innovation, R&D, digital and IT
Chesf
Furnas
Eletronorte
CGT Eletrosul
...
O&M
Trading
Finance and administration

Benefits of the new integrated organizational structure:

- **Specialization to accelerate Transformation in selected areas** (New business, trading, people, supplies, innovation and sustainability)
- **Governance improvement, decision-making agility and teams' integration** within Eletrobras
- **Guarantee of operational continuity,** with changes concentrated mainly in corporate areas
- **Increased organizational efficiency** with decrease in layers and redundancies
- **Guarantee of strong regional presence** ensuring focus on operational and trading areas

Example of initiatives (3/4): -R$1.3B in provisioned contingencies due to compulsory loans negotiations

Evolution of provisioned contingency of compulsory loans 4th Quarter/22 (R$ MM)



Provision 3rd Q/22
R$ 25.8 B
Monetary update (Selic)
+284 M
Operational provision 4th Q22
+41 M
Judicial conviction payment
-482 M
Judicial agreements' payment
-737 M
Judicial agreements' haircut
-563MM
Provision 4th Q/22
R$ 24.3 B

R$1.3B*
Decrease in the 4thQ vs. 3rdQ due to negotiated judicial agreements

R$770M
reduced in off balance risks

Benefits of the compulsory negotiation:

- Obtainment of **haircuts**
- **Tax planning**
- **Lower exposure** to monetary update (Selic)
- **Off balance risk reduction** (possible and remote)

Note: there are agreements celebrated during the 4th quarter/2022 whose payments will only be recorded after judicial homologation

Example of initiatives (4/4): Conversion of companies into full subsidiaries leads to an increase in Eletrobras' efficiency

Eletrobras

Eletrobras was already the majority shareholder in all companies

Eletrobras's participation in the subsidiaries before start of the initiative:

Company	Participation
Eletrobras Chesf	99,58%
Eletrobras Eletronorte	99,48%
Eletrobras Furnas	99,56%
Eletrobras CGT Eletrosul	99,89%

With operation, minorities migrated to the holding's equity base

- Operation approved in equity holder's assembly on 05/01/23 and end of the right of withdrawal of minority shareholders period in 02/03/23
- Shareholders had the option of the right to withdraw or incorporate their shares to Eletrobras' investor base
- Output: Eletrobras owns 100% of equity share of its subsidiaries, and 31.000 new shareholders were incorporated into the investor base

+ R$ 286 million in investments (assets)
5,872,034 ON Shares issued by the holding company
Exercise of Withdrawal Right:
PNAs: R$ 212 thousand
4,361 PNA shares for treasury
ONs: R$ 226 million
3,451,692 ON shares for treasury

Benefits of the new shareholder structure:

- **Simplification of governance and greater coordination** among all companies
- **Agility in the decision-making processes** for Eletrobras
- Improved **clarity in defining roles and responsibilities** between subsidiaries and holding
- **Enablement of implementation** of the new integrated organizational structure

Note: Operation does not impact EBITDA or net revenue as values were already incorporated by the holding

Next steps in our Transformation



- Complete ongoing initiatives of the Transformation fulfilling deadlines and expectations
- Unpack deliveries into implementation plans ensuring the structuring of new actions focused on impact
- Preparation of new waves of initiatives in order to increase reach and impact of the Transformation
- Finish preparation and release the approved strategic plan until the end of March 2023

OPERATIONAL PERFORMANCE



Funil HPP – Eletrobras Furnas

Our Relevance in Generation

Installed Capacity 2022 (MW)


146,422
77%
Brazil
188,981
MW
42,559
23% of Brazil
Others
Eletrobras

97%
Clean energy sources


50.515
1.990
7.000
41.525
- 16%
42.559
12,5
1.045,7
41.501
Eletronuclear
Itaipu
UHE Curuá-Una
UHE Santo Antônio
Eletrobras
2021
State-owned
Eletrobras
2022
Eletrobras corporation

Generated Energy 2022 (GWh)


417,367
71%
Brazil
587,635
GWh
170,268
29% of
Brazil
Others
Eletrobras

Physical Guarantee (GWavg)


68.2
79%
Brazil
86.7
GWavg
18.5
21% of
Brazil
Others
Eletrobras

Energetic Balance

Eletrobras


18,5
17,5
17,5
17,2
17,2
17,1
17,1
5.3
5.2
5.2
4.9
4.9
4.8
4.8
5.8
5.7
5.7
5.7
5.7
5.7
5.7
1.3
2.6
3.9
5.3
6.6
6.6
7.5
5.3
3.9
2.6
1.3
2022
2023
2024
2025
2026
2027
2028
QUOTA
DECOTIZATION
GRANTING RENEWAL
OTHERS

Energetic Balance (MWavg)		2022	2023	2024	2025	2026
Ballast		8,030	9,018	10,352	11,658	12,815
	Own Resources	7,108	8,213	9,542	10,876	12,122
	Energy Purchase	922	804	810	782	693
Sales		7,032	6,145	4,461	2,834	1,586
	ACL – Bilateral Contracts + MCP realized (6)	6,296	5,362	3,678	2,101	854
	ACR – Excepting quotas	737	784	784	733	733
PrAverage Priceseços Médios						
	Sales Average Price R$/MWh	204.05	199.02	195.84	201.01	231.64
	Purchase Average Price R$/MWh	262.55	251.53	232.93	234.57	238.81
Balance (Ballast – Sales)		998	2,872	5,891	8,824	11,229
Uncontracted Energy considering estimate of hedge from 2023 on		0%	12%	34%	52%	63%

For more details of energetic balance see Press Release.


ACL Clients Eletrobras 2022
48.4%
42.9%
8.7%
Trader
Free Consumer
Generator

Obs: It includes Saesa

Impact of Commercialization **on the Financial Statements**


GSF (%)
95.0%
67.3%
86.8%
85.3%
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2021
2022


PLD (R$/MWh)
SE
SUL
NE
NORTE
584
336
56
66 56 56 56 56 56 56 66 77 56 56 56 56
jan/21
abr/21
jul/21
out/21
jan/22
abr/22
jul/22
out/22

The anticipated selling effort for 2022 provided significantly above-market margin, mitigating the decrease in the PLD this year.

Generation Revenues (R$ billion)


6,80
+ R$0.04
6,84
196,21 R$/MWh
281,52 R$/MWh
1.46
2.30
2.02
1.08
-1,32
+0,40
+0,52
+0,16
0.14
2.70
2.54
1.24
184,75 R$/MWh
291,04 R$/MWh
CCEE
ACL
ACR
GF quotas
Others
4T21
4T22


22.63
+ R$1.56
24.19
180,90 R$/MWh
269,37 R$/MWh
3.09
8.36
7.03
4.22
(1,93)
1,34
1,57
0,46
1.16
9.71
8.60
4.68
191,46 R$/MWh
288,60 R$/MWh
Others
CCEE
ACL
ACR
GF quotas
2021
2022

Other: Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales).
Average prices do not include SPEs. The average ACR price does not take into account the contracts of the PIEs resulting from the unbundling process of Amazonas Distribuidora and the contracts of the thermal plants by availability.

Growing Investment in Transmission

Eletrobras



R$ million
Eletrobras doubled its investment capacity in 2 years
+95%
873
1.011
1.355
1.981
2019
2020
2021
2022
Realized

Results 2022

73,887.41 km
of transmission lines

38.49% of Brazil

280 Substation

Corporate | Reinforcements and Improvements

42 large projects completed in 2022

+**192 km** of TL and +**1,132 MVA**,

-> R$ 150 million in revenue

SPEs

+353.09 km

incorporation of SPEs, aggregation of new sections and sectioning

Historical Performance in Transmission

Variable Installment Results – 2022



Extinction of exemptions
PV PDNG Project
Restructuring with a focus on Operational Efficiency
3.07%
2.29%
2.63%
3.07%
2.89%
2.59%
2.74%
2.21%
2.10%
1.56%
- 26%
- R$64.73 Million
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Improved PV Indicator, best historical result

Significant reduction in the comparative analysis of previous years, based on **management efficiency.**

HIGHLIGHTS REGULATORY



Funil HPP – Eletrobras Furnas

Regulatory Highlights

RBSE (process under analysis at ANEEL):

- Technical Note of SGT 85/2022, of 06/02/22
- Memorandum of SGT 156/2022, of 07/26/22
- Opinion of the Attorney's Office 0199/2022, of 07/28/22
- Executive Order 2,173/2022, of 08/09/22, partially validating Order 1,762/2022 and determining calculations by SGT
- SGT Official Letter No. 23/2022, of 08/16/22, with simulations, without merit evaluation.

Performance of Transmitters and ABRATE
No decision on the merits by ANEEL so far

Trust in legal certainty and regulatory stability

Incorporation of transmission assets into the basic network, with associated RAP

- Feb/23 – Aneel approves incorporation of transmission assets of International Interconnection between Brazil – Uruguay in the Concession Agreement of CGT Eletrosul
- Mar/23 - Aneel approves incorporation of transmission assets of International Interconnection between Brazil – Venezuela in the Concession Agreement of Eletronorte

Deferred claim

Regulatory Highlights

Eletrobras

Minimum PLD:

REH 3.167 of 12/29/2022:

PLD_{min} = **R$69.04/MWh** | PLD_{max_est} = **R$684.73/MWh** | PLD_{max_hour} = **R$1,404.77/MWh**

Injunction granted to the Merchant → Unbinding of TEO_{itaipu} to the PLD_{min}.

ANEEL questioned the feasibility of applying the decision

To date, the injunction has **no effect.**
Possible application would affect legal certainty of the sector

Ordinary Review of Physical Guarantee (ROGF) – MME Ordinance No. 709, of 11/30/2022

Reduction of -**1,261.3 Mwaverage** (-2.2%) of the Physical Guarantee of the MRE from 3/1/2023.

New concession agreements of Eletrobras have not been revised;

Reduction of -**35.6 Mwaverage** (-0.3%) to Eletrobras' plant portfolio.

Relative increase of Eletrobras in the MRE of +1.9%

Lawsuit by Generators requesting alteration of the critical period for calculating the ROGF and suspension of the Ordinance.Urgent guardianship requested by the authors denied on 03/13/2023.

Regulatory Highlights

Turbinable Spill Export – EVT

Regulated by MME Ordinance No. 49/2022

How it works: Authorized sellers offer prices and amounts for the purchase of energy that would not be used to meet the SIN and would result in Turbinable Leakage.

What's been going on: Significant export amounts since January/2023

CCEE has improved the Minimum Price in recent weeks, from R$75.94/MWh to **R$241.64/MWh** as of March 13.



Verified Export SIN - MWmed
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
300
250
200
150
100
50
0
75.94
75.94
138.08
172.6
207.1
224.38
241.64
01/01/2023
08/01/2023
15/01/2023
22/01/2023
29/01/2023
05/02/2023
12/02/2023
19/02/2023
26/02/2023
05/03/2023
12/03/2023
Thermal Verified Daily Average
Hydroelectric Verified Daily Average
Price EVT

Income

- Greater energy allocated to MRE generators;
- Reduction of Hydrological Risk for consumers (GSF improvement);
- Increase in revenue from MRE generators;
- Greater collection CFURH (Municipalities, States and Federal Government);
- Strengthens the performance of hydroelectric plants.

Amazonas Energia Debt

Eletrobras

R$ 7,736 Million
Total Credits Receivable, where

R$ 1,885 Million
Of Overdue Credits
R$ 902 million (Holding)
R$ 983 million (Eletronorte)

R$ 7,007 Million
Provisioned loans, equivalent to 91% of total debt

Current Energy Expense: BRL 276 million/month
R$ 123 million of gas installment: already received directly from CCC;
R$ 116 million ACR average;
- R$ 37 million CCC isolated system (Law 12.111/09) lawsuit NT 017/23

Request at ANEEL for receipt directly from CCC:

Isolated System
- Purpose: to reduce exposure of Eletrobras
- NT 017/2023-SRG-SFF/ANEEL favorable to the claim
- Director Rapporteur – Ricardo Tili

Financial Debt With holding	Provisioned Credits (A)	Non-provisioned Credits (B)	Credits receivable (A+B)
	4,588	344	4,932

Energy Debt with Eletronorte	Provisioned Credits (A)	Non-provisioned Credits (B)	Credits receivable (A+B)
Current	703	385	1,088
ICD (renegotiated debt)	1,716	0	1,716
Total	2,419	385	2,804
Total Debt	7,007	729	7,736

Since May 2022, Amazonas Energia has been in compliance with current energy supply expenses. In addition, Amazonas has been paying additional amounts to current expenses since December/22.

FINANCIAL PERFORMANCE


Eletrobras
Marimbondo HPP – Eletrobras Furnas

Financial Highlights 4Q22 (R$ million)

Eletrobras

IFRS

Net Revenue 4Q22	EBITDA 4Q22	Result 4Q22
R$9,009	R$1,420	-R$479
14% ▼	30% ▼	178% ▼
R$10,502 4Q21	R$2,043 4Q21	R$610 4Q21

Adjusted

Net Revenue 4Q22	EBITDA 4Q22	Result 4Q22
R$9,009	R$4,410	R$2,547
11% ▼	10% ▼	27% ▼
R$10,112 4Q21	R$4,881 4Q21	R$3,483 4Q21

Non-recurring highlights:

- **-R$ 2.5 billion Provision PCLD Amazonas**
- **-R$ 1,2 billion** PDV, 13 month payback.
- **-R$ 469 million**: provision for loss on investments in Teles Pires (vs. Dardanelos adjustment, to occur with the completion of the sale transaction).

Highlights IFRS effects:

- **-R$1.1 billion** Amortization of new Generation assets + CDE obligations and Special Projects, due to new concessions for + 30 years;
- **- R$1.4 billion:** Transmission Revenue: lower IPCA 0.71% (4Q21: 3.4%) and IGPM -2.48% (4Q21: 0.02%): (vs. regulatory revenue **+ R$882 million**);

Positive highlights:

- **- R$ 563 million** with discounts with judicial agreements of Compulsory Loan.
- **+R$ 1,2 billion** consolidation of SAESA's Generation revenue.

Income Statement (R$ million)

	IFRS			Adjusted		
	4Q21	4Q22	Var. %	4Q21	4Q22	Var. %
Gross Revenue	12,244	10,803	-12%	11,854	10,803	-9%
(-) Deductions from Revenue	-1,742	-1,794	3%	-1,742	-1,794	3%
ROL	10,502	9,009	-14%	10,112	9,009	-11%
(-) PMSO	-2,430	-4,044	66%	-2,278	-2,650	16%
(-) Operating costs and expenses	-2,938	-3,028	3%	-3,298	-2,963	-10%
(-) Operating provisions	-3,548	-1,135	-68%	-408	312	N.A
(+) Equity interests	57	702	1,135%	754	702	-7%
(+) Other Income and Expenses	439	-87	-120%	0	0	-
(+) Income from Discontinued Operations	-39	0	0%	0	0	-
Ebitda	2,043	1,420	-30%	4,881	4,410	-10%
Depreciation and amortization	-521	-880	69%	-521	-880	69%
Financial result	-732	-1,678	-129%	-541	-1,643	-203%
Income Tax and Social Security Contribution Tax	-180	659	-467%	-336	659	N.A
Net Income	610	-479	-178%	3,483	2,547	-27%

Adjusted Gross Revenue 4Q22	-1,051
Transmission Revenue: lower inflation (IFRS effect) vs. Rec. Regulatory +R$1 billion	- 1,379
Generation Revenues with emphasis on Saesa consolidation (+R$1.2 billion) and lower Uruguay import (-R$964 million)	+337
Adjusted PMSO 4Q22	**+371**
Personnel: Collective agreement - Act 22/24 of 12.13% (+R$136 million) and Saesa consolidation (+R$40 million)	+85
Services: Eletronorte (+R$108 million) reclassification of tax credit for System Service Charges, Saesa (R$70 million); Holding + R$43 million in consultancies, of which R$28 million for the Transformation Office and SAP Furnas (R$33 million).	+289
Adjusted Operating Costs and Expenses 4Q22	**-335**
Energ. purchased for resale - Lower Uruguay import (-R$854 million); Saesa consolidation (+R$291 million), greater purchase in Furnas (+R$110 million) and price adjustment	-426
Fuel: lower thermal dispatch of Santa Cruz TPP (-R$101 million) and Amazonas plants (-R$91 million)	-213
Construction: Chesf and Furnas	+161
Depreciation and Amortization 4Q22	**-359**
Eletronorte – Tucuruí hydrological risk amortization reduction	+164
Amortization of new privatization contracts	-267
Saesa consolidation	-264
Adjusted Financial Result 4Q22	**-1,101**
Debt charges: SAESA Consolidation (-R$436 million) and SELIC	-1,098
IPCA+ charges on CDE and Special Projects (privatization)	-889
Investment Income	+397
Net exchange variation	+339
Derivatives: Eletronorte – valuation of aluminum price (with impact on contract prices)	+179

Gross Revenue (R$ million)



R$ -1,441
-12%
R$ -1,051
-9%
12,244
-390
11,854
337
12
- 12
- 1,379
9
10,803
-
10,803
Gross Revenue IFRS 4Q21
Adjusted
Gross Revenue Adjusted 4Q21
Generation
T O&M
T Construction
T Contract Revenue (financial)
Other Revenues
Gross Revenue Adjusted 4Q22
Adjusted
Gross Revenue IFRS 4Q22

Eletrobras

+337
Generation
Saesa Consolidation (+R$1.2 billion)
Lowest import Uruguay
- R$ 964 million

-1,379
Transmission

-1,379
contractual income
Lower inflationIPCA 0.71% (4Q21: 3.4%) and IGPM - 2.48% (4Q21: 0.02%)vs. regulatory revenue + BRL 882 million

+12
O&M
Readjustment of 11.7% Aneel Resolution 3.067/2022

Regulatory Revenues 4Q21 / 4Q22

4Q21	Regulatory Revenue (a)	Revenue IFRS (b)	Effect IFRS (a-b)
Generation	5,948	5,948	-
Transmion (RAP)	3,025	5,080	- 2,055
Other Operating Income	304	304	-
TOTAL	9,277	11,332	- 2,055

R$ + 882 million
in the regulatory revenue

R$ + 1,448 million
In IFRS revenue

4Q22	Regulatory Revenue (a)	Revenue IFRS (b)	Effect IFRS (a-b)
Generation	6,596	6,596	-
Transmion (RAP)	3,908	3.632	276
Other Operating Income	317	317	-
TOTAL	10,820	10,545	276

Contract Asset

R$ 59,515 million 2022

R$ 61,052 million 2022

Increase de + R$ 1,537 million

Gross Revenue - Generation

		Volume (MWavg)			Average price (R$/MWh)		Revenue (R$ million)		
		4Q21	4Q22	Var.	4Q21	4Q22	4Q21	4Q22	Var.
ACR Regulated Market	Regulated contract	2,243	3,956	76%	281.52	291.04	2,023	2,542	26%
	Hydroelectric membership interests	7,464	7,464	0%	65.78	75.40	1,084	1,243	15%
ACL Free market	Bilateral contract	5,131	6,107	19%	196.21	184.75	2,302	2,702	17%
	CCEE	N/A	N/A	N/A	N/A	N/A	1,459	141	-90%
Other*		N/A	N/A	N/A	N/A	N/A	-64	210	428%
Total							6,805	6,837	0%

* Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales).
Average prices do not include SPEs. The average ACR price does not take into account the contracts of the PIEs resulting from the unbundling process of Amazonas Distribuidora and the contracts of the thermal plants by availability.

		4Q21	4Q22
Market	GSF (%)	66.35	77.49
	PLD SE(R$/MWh)	135.22	55.70
	PLD S(R$/MWh)	135.22	55.70
	PLD NE(R$/MWh)	135.01	55.70
	PLD N(R$/MWh)	135.10	55.70

ACR +R$678

+ R$: 696 million
SAESA consolidation

Bilateral ACL +R$400

+ R$: 566 million
SAESA consolidation

Increase 19% contracted volume (+976 Mwavg.), with a 17% increase in revenue, overcoming the energy price challenge

CCEE -R$1,318

- R$ 964 million
Reduction in the sale of energy import Uruguay (CCEE), due to hydrological conditions

- R$ 235 million
PLD variation of 53% affected (Furnas, Chesf and Eletronorte)

PMSO (R$ million)


IFRS
+ R$ 1.627
4,044
2,430
+67%
+100%
+45%
+44%
-12%
+87%
466
499
95
1,369
18
663
717
84
2,562
4Q21
4Q22
SAESA
Others
Services
Material
Personnel
PMSO


Recurring
R$ 383
2,650
2,278
+17%
+100%
+26%
+44%
-12%
+4%
437
499
95
1,247
18
539
717
84
1,291
4Q21
4Q22
SAESA
Others
Services
Material
Personnel
PMSO

Staff + 1,233 million*

PDV: +R$1,260 million

ACT: 12.13% +R$136 million

Recurring staff increased by 4%, less than 12.13% of the ACT adjustment

Services + 289 million*

Services: Eletronorte +R$108 million, reclassification of PIS/PASEP and COFINS credit for System Service Charges

Holding: + R$43 million in consultancies, of which +R$28 million is for the Transformation Office

Others +R$96 million*

+ R$225 million legal indemnities and payment Furnas

(vs. Reversal of contingency, without effect on the result)

PMSO SAESA + R$18 million

*Excluded PMSO SAESA

Non-recurring items

Non-recurring items: in Release 4Q22

Operating Provisions (R$ million)

Negative amounts represent a provision	4Q21	4Q22	Var. %
Provision for Litigation	-766	-138	456%
Compulsory Loan	-803	517	N.A
Estimated losses on investments	91	918	-90%
PCLD	-936	-2,535	-63%
Collateral	2	214	-99%
GAG improvement	21	118	-82%
Estimated loss due to non-recoverability of assets (Impairment)	21	-110	N.A
Other	-1,177	-120	882%
Total	-3,548	-1,135	213%

Negative amounts represent a provision

Litigation	
Eletronorte: civil lawsuits (-R$70)	-94
Chesf: labor (-R$100)	-61
Compulsory Loan	
Discount with court settlements	+563
Losses on Investments	**+918**
SAESA Reversal	+546
Jirau Reversal	+310
Reversal Sinop (+215), IE Madeira (+218) and São Manoel (+178)	+611
Provision in Teles Pires vs. gain from transfer of the Dardanelos plant will be accounted for with the completion of the operation.	-468
PCLD	**-2,535**
Holding Provisions of debts of Amazonas Energia:	-2,528

EBITDA (R$ million)



R$ -623
-30%
R$-480
-10%
2,043
+2,838
-1,103
-52
-326
+371
-720
4,401
-2,982
1,420
Ebitda IFRS 4Q21
Adjusted
Ebitda Adjusted 4Q21
Adjusted Net Operating Revenue
Adjusted Shareholdings
Adjusted Costs and Expenses
PMSO Adjusted
Adjusted Provision
Ebitda Adjusted 4Q22
Adjusted
Ebitda IFRS 4Q22

Adjusted Equity -52

-113: CTEEP (-R$89 million), due to lower remuneration of concession assets.

+71 Eletronuclear (without counterpart in 4Q21)

Adjusted Operating Costs and Expenses 4Q22 -335

-426: Lowest import Uruguay (-R$854 million) vs. SAESA Consolidation +R$291 million, largest purchase in Furnas +R$110 million and price adjustment

-213: Furnas Fuel: lower thermal dispatch Santa Cruz TPP (-R$101 million) and Amazonas plants (-R$91 million)

Construction: Chesf and Furnas **+161**

4Q22 Adjustments: PCLD loans and financing R$ -2,528 million, PDV: R$1,260 million, Losses on Investments +R$918 and Others: R$ -R$120 million

Net Profit (R$ Million)



R$ - 1,089
-178%
R$ -936
-27%
610
2,873
3,483
- 471
1,101
- 359
+ 995
2,547
3,026
- 479
Net Income IFRS 4Q21
Adjusted
Adjusted Result 4Q21
Adjusted Ebitda
Adjusted Financi Result
Adjusted Dep And Amort.
Income tax
Adjusted Result 4Q22
Adjusted
Net Income IFRS 4Q22

Adjusted Financial Result
-R$ 1,101

-889
Interest expense (IPCA + charges) of CDE (7.31% charge) and Projects (5.67% charges)

-399 SAESA Consolidation (debt charges)

+339
Net exchange variation

+254
Interest income, fines, commissions and fees

Income tax
-995

-249 million - Declaration and JCP controlled(Current IR);
-243 million - *Tax Shield Compulsory Agreements (Current IR); and*
-448 million - Estimate of the effective IRPJ rate of Tucuruí - Expansion of the Concession (Deferred Income Tax);

Depreciation and Amortization
-R$ 359

+164 million in Eletronorte reducing the amortization of Tucuruí hydrological risk
-R$ 263 million - new privatization assets (Tucuruí, Mascarenhas, Itumbiara, Curuá-Uma);

- R$ 263 million - SAESA consolidation

Non-recurring items see Results Release

Financial Discipline



Net Debt / Ebitda
(R$ billion)
Goal
Net Debt
Adjusted EBITDA
< 2.5
20.3
26.4
21.0
20.3
21.6
20.6
15.1
33.5
34.8
3.7
2.1
1.6
1.5
1.0
0.9
0.7
1.8
2.0
Dez/17
Dez/18
Dez/19
Dez/20
Dez/21
Mar/22
Jun/22
Set/22
Dez/22
Net Debt
Net Debt /Adjusted Ebitda



5.5
12.5
13.2
14.0
20.9
21.4
21.3
18.2
17.8
1.4
Dec/17
Dec/18
Dec/19
Dec/20
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Adjusted Ebitda (LTM)

Eletrobras

December 2022	R$ million
(+) Short-Term Debt (Current Liabilities)	7,525
(+) Long-Term Debt	51,582
= Gross Debt	59,107
(–) (Cash and cash equivalents + Securities)	22,933
(-) Financing Receivable	1,022
(-) Net balance of Itaipu Financial Assets	389
Net Debt	34,763

Funding of Commercial Notes of R$ 6 billion on 12/26/22, CDI + 1.35%

Upcoming Obligations

- Dividends: +R$863 million
- Compulsory Loan Court Agreements
- Annual installment of CDE contribution until April/23: R$575 million (CNPE Resolution 30/21) + IPCA and charges

Investments Realized (R$ million)

Investments made 20% above the year 2021



Eletrobras Post-Privatization Acceleration
132
269
502
761
1,040
3,050
3,320
3,692
4,042
4,373
4,662
5,639
1,880
2,109
2,527
2,833
3,672
4,678
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2022
2021

2022

GENERATION R$ 1,103 million

- CGT Eletrosul: BRL 236 million - Coxilha Negra and CGH Cachoeira BrancaChesf: R$348 million in Sobradinho and Paulo Afonso IV – Maintenance

TRANSMISSION R$ 1,981 million

- R$ 607 million in Maintenance at Chesf;

Reinforcements and Improvements:

- R$ 410 milhões Chesf;
- R$ 266 million Furnas; and
- R$ 145 million Eletronorte

SPES R$ 1.679 million

Furnas: Santo Antônio Contribution R$ 1.5 billion.

ESG Recognitions and Agenda

Acknowledgements

Transparency Trophy (for the second consecutive year)

Our CFO and Investor Relations Director, Elvira Presta, was elected for the **2022 CFO of the year** award at the 39th edition of the **Equilibrista Ibef - SP**

Winners of the 2022 edition of the **Deals of the Year** (Latin Finance) award, in the "Equity Follow-On of the Year" category, for the capitalization process.

For the **third consecutive year:**

- We ranked **1st** among the **Brazilian companies in the electricity sector** with the best reputation in the country, in the **Merco ranking**
- We appear in **The Sustainability Yearbook**, S&P Global's ranking of the world's most sustainable companies
- Eletrobras companies were recognized with the **Bloomberg Gender-Equality Index seal**, valid until the end of 2023

ESG Agenda

ISE B3 — Inclusion in the ISE **B3 portfolio**

TNFD

COMMITMENT TO BIODIVERSITY

We adhere to the Platform for Action by Nature - Positive Impact Front, of CEBDS, for the implementation of the TNFD guidelines.

UNITED NATIONS FORUM ON BUSINESS AND HUMAN RIGHTS
GENEVA, 28 – 30 NOVEMBER 2022

We were the only company represented at the opening plenary of the 11th UN Business and Human Rights Forum in Geneva, Switzerland, in November 2022.

Thank you

Eletrobas IR
ombudsman-ri@eletrobras.com



Wind towers – Eletrobras CGT Eletrosul